UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

AXIS CAPITAL HOLDINGS LIMITED
(Name of Issuer)
Common Shares, par value $0.0125 per share
(Title of Class of Securities)
G0692 U109
(CUSIP Number)

Jacqueline Giammarco
Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830
(203) 862-2900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 10, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0692 U109

1.	Name of Reporting Person T-VIII PubOpps LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 5,702,664
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 5,702,664
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,702,664
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%*
14.	Type of Reporting Person PN

*	The calculation of the percentages herein are based on 84,306,657 common shares outstanding as of July 24, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed July 28, 2020.

CUSIP No. G0692 U109

1.	Name of Reporting Person T-VIII PubOpps GP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 5,702,664
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 5,702,664
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,702,664
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person OO

CUSIP No. G0692 U109

1.	Name of Reporting Person Trident VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 5,702,664
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 5,702,664
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,702,664
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person PN

CUSIP No. G0692 U109

1.	Name of Reporting Person Trident Capital VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 5,702,664
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 5,702,664
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,702,664
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person PN

CUSIP No. G0692 U109

1.	Name of Reporting Person Stone Point Capital LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 5,702,664
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,702,664
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person OO

Item 1.  Security and Issuer

This Schedule 13D relates to the common shares, par value $0.0125 per share (“Common Shares”), of AXIS Capital Holdings Limited, a Bermuda company (the “Issuer” or the “Company”), having its principal executive offices at 92 Pitts Bay Road, Pembroke, Bermuda HM 08.

Item 2. Identity and Background

This Schedule 13D is filed jointly by T-VIII PubOpps LP, a Delaware limited partnership (“T8”), T-VIII PubOpps GP LLC, a Delaware limited liability company (“T8 GP”), Trident VIII, L.P., a Cayman Islands exempted limited partnership (“Trident VIII”), Trident Capital VIII, L.P., a Cayman Islands exempted limited partnership (“Trident VIII GP”) (collectively, the “Stone Point Partnerships”) and Stone Point Capital LLC, a Delaware limited liability company (“Stone Point” and, together with the Stone Point Partnerships, the “Reporting Persons”).

The sole general partner of T8 is T8 GP.  As the general partner, T8 GP holds voting and investment power with respect to the Common Shares that are, or may be deemed to be, beneficially owned by T8.

The sole managing member of T8 GP is Trident VIII.

The sole general partner of Trident VIII is Trident VIII GP.  The general partners of Trident VIII GP are five single member limited liability companies that are owned by individuals who are members of Stone Point (Charles A. Davis, Stephen Friedman, James D. Carey, David J. Wermuth and Nicolas D. Zerbib).  Mr. Davis, a director of the Issuer, is the chief executive officer of Stone Point.  Pursuant to certain management agreements, Stone Point has received delegated authority from Trident VIII GP relating to Trident VIII, including the authority to exercise voting rights of Common Shares on behalf of Trident VIII, except with respect to any portfolio investment where Trident VIII controls 10% or more of the voting power of such portfolio company, in which case delegated discretion to exercise voting rights may not be exercised on behalf of Trident VIII without first receiving direction from the Investment Committee of Trident VIII GP or a majority of the general partners of Trident VIII GP.  The management agreements do not delegate any power with respect to the disposition of Common Shares held by Trident VIII.

The principal business address for T8 is c/o CSC at 251 Little Falls Drive, Wilmington, Delaware 19808.  The principal business address for each of the other Reporting Persons is c/o Stone Point at 20 Horseneck Lane, Greenwich, CT 06830.  The principal business of each of the Reporting Persons is investing in the securities of companies operating in the financial services industry.

Current information concerning the identity and background of (i) each member of Stone Point; (ii) each general partner of Trident VIII and Trident VIII GP; and (iii) each member of the Investment Committee of Trident VIII GP is set forth in Schedule I hereto, which is incorporated herein by reference in response to this Item 2.

To the best knowledge of the Reporting Persons, none of the entities or persons affiliated with such persons and identified in the previous paragraphs of this Item 2 has, during the past five years, (i) been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 5(c) hereof is incorporated herein by reference. The funds used to purchase the Common Shares in the transactions described in Item 5(c) were from Trident VIII’s pre-existing line of credit generally available to finance investments made pending capital calls.

Item 4. Purpose of Transaction

T8 acquired the Common Shares held by it for investment purposes.

Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of Common Shares or any securities exercisable for or convertible into Common Shares, each Reporting Person, consistent with its investment purpose, at any time and from time to time may acquire beneficial ownership of additional Common Shares or dispose of beneficial ownership of any or all of its Common Shares (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable), depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

No Reporting Person has an intention of participating in the formulation, determination, or direction of the basic business decisions of the Issuer. Subject to the immediately preceding sentence, each of (i) T8 GP on behalf of T8 as its direct general partner, and (ii) Stone Point on behalf of T8 as its manager, may engage in communications with one or more other stockholders, officers, directors and/or representatives of the Issuer regarding the Issuer, including, but not limited to, its operations, organization and capitalization. Each of the Reporting Persons, in such capacities, may discuss ideas or take steps preliminary to developing plans concerning potential transactions that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D. Any of the foregoing communications may be made for the purpose of proposing a potential transaction.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a), (b) The following disclosure assumes that there are 84,306,657 Common Shares outstanding as of July 24, 2020.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of the following Reporting Persons may be deemed to beneficially own an aggregate of 5,702,664 Common Shares held by or held for T8, representing approximately 6.8% of the Common Shares outstanding:
(i)	T8 GP, in its capacity as sole general partner of T8;
(ii)	Trident VIII, in its capacity as the managing member of T8 GP;
(iii)	Trident VIII GP, in its capacity as sole general partner of Trident VIII; and
(iv)	Stone Point, in its capacity as the investment manager of T8.

As further described above in Item 2, pursuant to certain management agreements, Stone Point has been delegated authority by Trident VIII GP (as the sole general partner of Trident VIII) to exercise shared voting rights with respect to the aggregate of 5,702,664 Common Shares on behalf of Trident VIII, but Stone Point does not have any power with respect to disposition of Common Shares held by or held for Trident VIII. Mr. Davis directly holds 42,120 Common Shares, and the Reporting Persons disclaim beneficial ownership over such shares.

Each of the single member limited liability companies (and the related individuals) that is a general partner of Trident VIII GP has disclaimed beneficial ownership of the Common Shares that are, or may be deemed to be, beneficially owned by Trident VIII and Trident VIII GP (the “Partnerships”).  The individual members of Stone Point and shareholders of T8 GP each has also disclaimed beneficial ownership of the Common Shares that are, or may be deemed to be, beneficially owned by the Partnerships.  This report shall not be construed as an admission that such persons are the beneficial owners of Common Shares for any purpose.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Schedule I in respect of such
Reporting Person, has effected any transactions in Common Shares during the past 60 days, other than as described below.  The following table sets forth the foregoing purchases totaling 5,201,638 shares of Common Shares by T8, all on the open market:

Date of Transaction	Quantity of Common Shares(1)	Price per Share(2)	Range of Prices Per Share(1)
06/12/2020	173,297	$39.47	$38.908 to $39.905
06/12/2020	51,703	$40.07	$39.91 to $40.40
06/15/2020	67,080	$39.46	$38.77 to $39.76
06/15/2020	155,719	$40.42	$39.77 to $40.765
06/15/2020	127,201	$40.94	$40.77 to $41.00
06/16/2020	400,000	$42.31	$41.81 to $42.50
06/17/2020	241,758	$41.87	$41.43 to $42.4275
06/17/2020	130,949	$42.49	$42.43 to $42.50
06/18/2020	200,892	$42.10	$41.29 to $42.28
06/18/2020	174,108	$42.50	$42.30 to $42.83
06/19/2020	200,000	$43.23	$42.79 to $43.40
07/31/2020	250,000	$39.95	$39.62 to $40.49
08/03/2020	64,443	$41.03	$40.36 to $41.355
08/03/2020	135,557	$41.51	$41.36 to $41.68
08/04/2020	442,000	$40.77	$40.54 to $41.14
08/05/2020	200	$41.465	-
08/05/2020	99,800	$42.88	$42.59 to $43.00
08/06/2020	350,000	$43.15	$42.75 to $43.485
08/07/2020	350,000	$43.47	$42.99 to $43.50
08/10/2020	163,393	$44.58	$44.35 to $44.75
08/11/2020	229,384	$45.75	$45.00 to $45.995
08/11/2020	20,616	$46.00	-
08/12/2020	83,075	$46.00	$45.985 to $46.00
08/13/2020	57,972	$45.98	$45.85 to $46.00
08/14/2020	209,328	$45.89	$45.515 to $46.00
08/17/2020	271,268	$45.86	$45.45 to $46.00
08/18/2020	350,000	$45.79	$45.51 to $46.00
08/19/2020	201,895	$45.87	$45.56 to $46.00

(1)	Upon request by the staff of the U.S. Securities and Exchange Commission (the “SEC”), full information regarding the number of shares purchased at each separate price will be provided.

(2)	Represents the weighted average price for shares purchased in multiple transactions.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Under the terms of the Issuer’s Directors Annual Compensation Program (the “Program”), Mr. Davis is required to receive 50% of his 2020 annual board service retainer in Common Shares and had the option to elect to receive the remaining 50% of his board retainer in either Common Shares or cash and all or 50% of his 2020 annual committee service retainers in Common Shares in lieu of cash. Mr. Davis elected to receive the remaining portion of his annual board retainer and 100% of his committee service retainers in Common Shares resulting in the issuance of 3,806 Common Shares based on the closing fair market value of the Common Shares on January 15, 2020 in accordance with the Program. Mr. Davis is subject to Issuer policies concerning its securities as in effect from time to time, including the stock ownership guidelines and policies on insider trading restrictions and anti-hedging disclosed in the Issuer’s definitive proxy statement filed with the SEC on April 2, 2020.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

A.	Joint Filing Agreement, dated August 20, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2020	T-VIII PUBOPPS LP

	By:	T-VIII PubOpps GP LLC, its sole general partner
	By:	Trident VIII, L.P., its managing member
	By:	Trident Capital VIII, L.P., its sole general partner
	By:	DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

T-VIII PUBOPPS GP LLC

	By:	Trident VIII, L.P., its managing member
	By:	Trident Capital VIII, L.P., its sole general partner
	By:	DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT VIII, L.P.

By:	Trident Capital VIII, L.P., its sole general partner
By:	DW Trident GP, LLC, a general partner

By:	/s/ Jacqueline Giammarco
Name:	Jacqueline Giammarco
Title:	Vice President

TRIDENT CAPITAL VIII, L.P.

By:	DW Trident GP, LLC, a general partner

By:	/s/ Jacqueline Giammarco
Name:	Jacqueline Giammarco
Title:	Vice President

STONE POINT CAPITAL LLC

By:	/s/ Jacqueline Giammarco
Name:	Jacqueline Giammarco
Title:	Chief Compliance Officer

SCHEDULE I

Stone Point Capital LLC

Set forth below is the name and principal occupation of: (i) each of the members of Stone Point Capital LLC (“Stone Point”), which is the investment manager of T-VIII PubOpps LP (“T8”); (ii) each of the general partners of Trident Capital VIII, L.P. (“Trident VIII GP”), which is the sole general partner of Trident VIII, L.P. (“Trident VIII”), which is the managing member of T-VIII PubOpps GP LLC (“T8 GP”), the sole general partner of T8; and (iii) each of the members of the Investment Committee of Trident VIII GP. Each of the following individuals is a United States citizen. The business address of each officer is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

Name and Office	Principal Occupation

Charles A. Davis Chief Executive Officer, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident VIII GP	Private Equity Investor, Stone Point

Stephen Friedman Chairman, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident VIII GP	Private Equity Investor, Stone Point

James D. Carey Senior Principal, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident VIII GP	Private Equity Investor, Stone Point

David J. Wermuth Senior Principal and General Counsel, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident VIII GP	Private Equity Investor, Stone Point

Nicolas D. Zerbib Senior Principal, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident VIII GP	Private Equity Investor, Stone Point